Mail Stop 4561

February 2, 2009

Kevin Russeth
Chief Executive Officer
Diversified Opportunities, Inc.
10907 Technology Place
San Diego, CA 92127

> **Re:** **Diversified Opportunities, Inc.**
> **Form 10-KSB for the Six Months Ended June 30, 2008**
> **File No. 000-23446**

Dear Mr. Russeth:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Six Months Ended June 30, 2008

General

1. Beginning February 4, 2008, companies formerly classified as "small business issuers" under Regulation S-B must file their annual reports on Form 10-K after they have filed an annual report for a fiscal year ending after December 15, 2007. Information about recent changes to rules affecting smaller company disclosure and filing requirements is available on the SEC website at http://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf.

2.   We note that on July 29, 2008, the Board of Directors approved a change in your fiscal year end from December 31st to June 30th. Your filing does not comply with the requirements of a transition report as provided for in Exchange Act Rule 13a-10 as follows:

- Your transition report on Form 10-K must include either financial statements, which may be unaudited, for the comparable period of the prior year, or a footnote, which may be unaudited, giving specified information for the comparable period of the prior year;

- All information requested in the textual items of the reporting forms, as well as the required financial information, must be provided;

- A transition report filed on Form 10-K must comply with the financial statement requirements of Regulation S-X, including an audited balance sheet as of the end of each of the most recent fiscal years; and

We refer you to SEC Release No. 33-6823 and believe you should amend your report as appropriate.

3.   Ensure you check the appropriate box on the cover of your Form 10-K identifying the filing as a "transition report."

* * * * * * *

        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Jason Niethamer, Staff Accountant, at (202) 551-3855 or me at (202) 551-3730 if you have any questions regarding the above comment.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief